Exhibit 99.1
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ
Fannie Mae provides this guide as an exhibit to its quarterly report on Form 10-Q filed on May 10, 2010. It is neither comprehensive nor a substitute for the information in the full filing. This guide is intended for distribution only with either the Form 10-Q or Fannie Mae’s press release (including Annex 1), dated May 10, 2010, relating to the Form 10-Q.
> Form 10-Q (link)                     > Press Release (link)
Overview of the Adoption of New Accounting Standards
The Financial Accounting Standards Board last year issued new accounting standards governing the transfer of financial assets and the consolidation of variable interest entities (“VIEs”). We have interests in various entities that are considered VIEs, most notably securitization trusts that we created to hold whole loans that back Fannie Mae mortgage-backed securities (“MBS”). We prospectively adopted these standards, resulting in the majority of our single-class securitization trusts being consolidated by us on-balance sheet, and we are reporting under them for the first time in our first quarter 2010 consolidated financial statements.
These standards affect a broad range of companies that guarantee or sponsor securitized debt trusts, including trusts backed by the following assets: mortgage loans, credit cards, student loans and commercial paper. The new standards will require that companies make a determination as to whether to consolidate such trusts on-balance sheet.
These new standards do not change the economic risk to our business, specifically our exposure to liquidity, credit, and interest rate risks. However, these changes have had a substantial impact on our consolidated financial statements, as well as the notes that accompany them, primarily because the standards require us to consolidate the substantial majority of the MBS trusts we guarantee.
Impact on Balance Sheet:
In consolidation, the trusts’ underlying assets (principally mortgage loans) and liabilities held by third parties (principally MBS certificates issued by the trusts) are now recorded on our consolidated balance sheet. At the transition date of January 1, 2010, the assets and liabilities of newly consolidated trusts resulted in a net increase to both total assets and total liabilities of $2.4 trillion. This fundamental change to the face of our consolidated balance sheet between December 31, 2009 and January 1, 2010 is depicted in the chart below:
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

Impact on Statement of Operations:
Our statement of operations also reflects material changes due to our adoption of the new accounting standards. Most significantly, we no longer recognize guaranty fee income from consolidated trusts. Instead, guaranty fees from these trusts are reported as a component of interest income on mortgage loans.
Although virtually all of the revenue that would previously have been recorded as guaranty fees is now recorded as a component of interest income, our net interest income and net interest yield declined in the first quarter of 2010 compared to the prior year. There are two major factors that led to this decline:
Nonaccruals: We do not recognize interest income on nonperforming loans of consolidated trusts that are more than 60 days delinquent. However, we continue to recognize interest expense on these nonaccrual loans. Because the amount of these loans on our balance sheet increased with consolidation, we saw a significant increase in interest income that was not recognized in our statement of operations. Prior to January 1, 2010, the delinquent interest payments on the loans underlying our unconsolidated MBS trusts were considered in the determination of our combined reserve for credit losses. After consolidation, our combined reserve for credit losses will no longer need to contemplate these delinquent interest payments. The unrecognized income on nonperforming loans was $2.7 billion, or 33 basis points of yield, in the first quarter of 2010 compared with $233 million, or 10 basis points of yield, in the first quarter of 2009.
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

Yield: Net interest income now includes revenues previously included in guaranty fees related to the previously unconsolidated MBS trusts, which collectively have a much lower yield than revenues generated by our retained portfolio. For the first quarter of 2009, the interest earning assets had a net interest yield of 145 basis points on average assets of $895.6 billion; for the first quarter of 2010, the interest earning assets had a net interest yield of 34 basis points on average assets of $3.2 trillion.
The table below provides a broad overview of the most significant changes to our condensed consolidated financial statements resulting from the consolidation of MBS trusts.

Financial Statement	Accounting and Presentation Changes
Balance Sheet	•	Significant increase in loans and debt and significant decrease in trading and available-for-sale securities

	•	Separate presentation of the elements of the consolidated MBS trusts (such as mortgage loans, debt, accrued interest receivable and payable) on the face of our condensed consolidated balance sheets

	•	Reclassification of substantially all of the previously recorded reserve for guaranty losses to allowance for loan losses and accrued interest receivable

	•	Elimination of substantially all previously recorded guaranty assets and guaranty obligations

Statement of Operations	•	Significant increase in interest income and interest expense attributable to the assets and liabilities of the consolidated MBS trusts

	•	Decrease to provision for credit losses (comprised of provision for loan losses and provision for guaranty losses) and a corresponding decrease in net interest income due to recognizing interest expense on the debt of consolidated MBS trusts when we are not accruing interest income on underlying nonperforming consolidated loans

	•	Separate presentation of the elements of the consolidated MBS trusts (interest income and interest expense) on the face of our condensed consolidated statements of operations

	•	Reclassification of the substantial majority of guaranty fee income and trust management income to interest income

	•	Elimination of fair value losses on credit-impaired loans acquired from MBS trusts we have consolidated, as the underlying loans in our MBS trusts are already recognized in our condensed consolidated balance sheets

Statement of Cash Flows	•	Significant change in the amounts of cash flows from investing and financing activities
The net impact of the adoption of the new accounting standards on January 1, 2010 was a $3.3 billion reduction in our net worth deficit, which was $8.4 billion as of March 31, 2010.
Our Form 10-Q filed concurrently with the Securities and Exchange Commission explains and, where possible, quantifies the effect of the new standards, specifically in “Note 2 — Adoption of the New Accounting Standards on the Transfers of Financial Assets & Consolidation of Variable Interest Entities” (“Note 2”). The following questions and answers supplement that document.
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

Frequently Asked Questions
1)	Does consolidation affect the presentation of previously reported financial results?

No. Because we adopted the new accounting standards prospectively, there is no impact on historical results. Readers of our Form 10-Q should note that, as a result of the prospective adoption of the new standards, our Balance Sheet, Statement of Operations and Statement of Cash Flows are not presented on a comparable basis to prior periods. {See “Note 2,” and “PART I, Item 2, Executive Summary”}

2)	Does the adoption of the new accounting standards change your overall risk position and do you now own the assets held in consolidated trusts?

No. The assets that underlie each MBS trust continue to be legally isolated from Fannie Mae for the benefit of MBS certificateholders. Accordingly, the new accounting standards do not change the economic risk to our business, specifically our exposure to liquidity, credit, and interest rate risks. Our exposure to the risk associated with our guaranty of the timely payment of principal and interest on loans in our MBS trusts is not affected by whether those loans are recorded on- or off-balance sheet. We are consolidating the MBS trusts we guarantee based on whether we control the trust, which reflects our assessment of our power to influence the trust’s performance and our exposure to potential losses through our guaranty.

3)	Does the additional debt added through consolidation increase liquidity risk?

The Company’s legal obligations and funding requirements are unchanged by the new accounting. We continue to fund our business through issuances of short-term and long-term debt securities. This is separate and distinct from mortgage loans originated by lenders in the primary mortgage market that we securitize into Fannie Mae MBS. Accordingly, while the accounting for the MBS trusts has changed, the liquidity management and funding risk of the company are unchanged.

4)	Do you quantify your results of operations, including net loss and per share amounts, without showing the effect of the new accounting standards?

No. The new accounting standards required a prospective treatment. As such, the results of the quarter ended March 31, 2010 are not comparable with prior periods. We did not create non-GAAP metrics to show what results may have been absent the impact of the new accounting standards. Readers interested in additional financial information used by Fannie Mae to manage our businesses and assess our performance should refer to the segment disclosures for our three business segments—Single-Family, Housing and Community Development, and Capital Markets. The presentation of our segment disclosures also have been prospectively changed to include the effects of the adoption of the new standards and to align with how we manage our businesses. {See “PART I, Item 2, Business Segment Results,” and “PART I, Item 1, Note 13—Segment Reporting”}
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

5)	Does this change affect any of the operational decisions you make?

Yes, it may impact some operational decisions. For example, under our single-family MBS trust documents, Fannie Mae has the option to purchase from our MBS trusts loans that are delinquent as to four or more consecutive monthly payments. In February 2010, we announced that we intended to increase significantly our purchases of delinquent loans from single-family MBS trusts, and we have done so. In March 2010, we purchased approximately 216,000 delinquent loans with an unpaid principal balance of approximately $40 billion from MBS trusts; in April 2010, we purchased approximately 229,000 delinquent loans with an unpaid principal balance of $46 billion. We expect to continue to purchase a significant portion of our remaining delinquent loan population within a few months subject to market conditions, servicer capacity, and other constraints including the limit on the mortgage assets that we may own pursuant to the senior preferred stock purchase agreement.

Prior to the adoption of the new standards, the majority of our MBS trusts were unconsolidated, with the loans recorded off-balance sheet. When acquiring a credit impaired loan from an unconsolidated MBS trust we are required to recognize a loss reflecting the difference between the fair value of the acquired loan and our acquisition cost, which is the loan’s unpaid principal balance plus any accrued interest. Under the new accounting standards, we have consolidated the vast majority of our MBS trusts. We are not required to recognize a fair value loss associated with the acquisition of credit-impaired loans from consolidated MBS trusts, as these loans are already recorded on our balance sheet. Without these fair value losses, the cost of purchasing most delinquent loans from Fannie Mae MBS trusts and holding them in our portfolio is less than the cost of advancing delinquent payments to holders of the Fannie Mae MBS. Our purchases of delinquent loans from consolidated MBS trusts will help Fannie Mae preserve capital, which will reduce the amount of additional draws from the U.S. Department of the Treasury. {See “PART 1, Item 2, Executive Summary, Purchases from our Single-Family MBS Trusts”}

6)	Have you consolidated any of your resecuritization trusts, such as REMICs?

We have concluded that we will not consolidate resecuritization trusts except where we hold substantially all of the outstanding beneficial interests issued by the multi-class resecuritization trust. Although we guarantee that multi-class MBS certificateholders will receive timely payment of principal and interest as required by the trust, these trusts do not constitute additional credit risk because the ultimate underlying assets are MBS for which we have already provided a guaranty. Where the multi-class resecuritization trust comprises Fannie Mae MBS, we generally consolidate the underlying loan collateral of the MBS.

7)	Does Fannie Mae continue to hold any assets and liabilities in off-balance-sheet entities?

Yes. Where we have determined that Fannie Mae does not control the entity, the associated assets and liabilities held in the entity will remain off-balance sheet. For example, Fannie Mae generally does not consolidate our MBS trusts backed by government guaranteed loans. Table 32 in our Form 10-Q, “On-and Off-Balance Sheet MBS and Other
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

Guaranty Arrangements,” provides additional information on the unpaid principal balances of unconsolidated Fannie Mae MBS and other guarantees.

8)	How do the new accounting standards affect assets, liabilities, and net worth?

Assets: Our total assets at March 31, 2010 are $3.3 trillion. This is an increase of $2.4 trillion over December 31, 2009 and is primarily the result of new accounting standards that went into affect on January 1, 2010. We recorded a transition adjustment on January 1, 2010 of $2.4 trillion, which primarily reflected the recording of mortgage loans held in MBS trusts on the balance sheet at their unpaid principal balance as of the transition date.

Liabilities: Our total liabilities at March 31, 2010 are $3.3 trillion. This is an increase of $2.4 trillion over December 31, 2009 and is primarily the result of new accounting standards that went into affect on January 1, 2010. The new accounting standards have resulted in the recognition of the securities issued by MBS trusts held by third parties as long-term debt on Fannie Mae’s consolidated balance sheet which is recorded at the unpaid principal balance of the loans underlying the MBS securities.

Net Worth: The transition adjustment resulted in a $3.3 billion benefit, decreasing our net worth deficit as of January 1, 2010. The transition adjustment includes a net decrease in our accumulated deficit of $6.7 billion, a net increase to our accumulated other comprehensive loss of $3.4 billion and a decrease to our noncontrolling interest of $14 million. Our net worth deficit was $8.4 billion as of March 31, 2010.

9)	How has this changed the items reported on your balance sheet?

We have added “Of Fannie Mae” and “Of consolidated trusts” to the face of our condensed consolidated balance sheet. This provides greater clarity about our mortgage loans, accrued interest receivable, long-term debt, short-term debt and accrued interest payable. For further information on the amounts of debt outstanding “Of Fannie Mae” and “Of consolidated trusts,” readers should refer to Table 28 in our Form 10-Q.

Loans: Under the new accounting standards, the transfer of mortgage loans to a trust and the sale of the related securities in a portfolio securitization transaction generally no longer qualify for sale treatment since the underlying loans and debt remain on the balance sheet after the sale has been completed. As a result, mortgage loans acquired with the intent to securitize via trusts that are consolidated are classified as held-for-investment on our consolidated balance sheets before and after they are securitized. Additionally, due to this change in accounting treatment we reclassified the majority of our held-for-sale loans to held-for-investment at the transition date. {See “Note 2”}

Securities: While the financial statement presentation for our investments in securities has not changed, we reported a substantial decrease in our investments in securities. Because we recognized the underlying assets of our consolidated MBS trusts, we derecognized any Fannie Mae MBS we owned that were issued by the consolidated
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

trusts, which, at the transition date resulted in a net decrease of $189 billion in our investments in MBS that are classified as trading and available-for-sale securities. Purchases of Fannie Mae MBS are no longer reported as assets, but instead reduce the debt reported on our consolidated balance sheet. Accordingly, when we purchase Fannie Mae MBS issued by a consolidated trust, we account for the transaction in the consolidated financial statements as debt extinguishment; when we sell Fannie Mae MBS issued by consolidated trusts, we account for the transaction as issuance of debt by consolidated trusts. {See “Note 2”}

Guaranty Asset and Liability: For trusts that are not consolidated by us, and other guarantees that are not impacted by the new accounting standards, we continue to recognize at inception a guaranty obligation, representing our obligation to stand ready to perform over the term of the guaranty, as well as a guaranty asset, representing the present value of cash flows expected to be received as compensation over the life of the guaranty. However, for consolidated trusts, our guaranty to the trust represents intracompany activity that must be eliminated for purposes of our consolidated financial statements. Thus, upon consolidation of a trust, we derecognize the related guaranty asset and guaranty obligation from our condensed consolidated balance sheets.

10)	What is the effect on your statement of operations?

Guaranty Fee Income: Although we continue to serve as guarantor of timely payments of principal and interest on our MBS trusts, we do not recognize guaranty fee income from trusts that we consolidate. Instead, guaranty fees from consolidated trusts (contractual guaranty fees and the amortization of deferred cash fees received after December 31, 2009) are reported as a component of interest income on mortgage loans. For consolidated trusts, our guaranty related assets and liabilities recorded through December 31, 2009 were recognized into our total deficit upon the adoption of the new accounting standards, therefore we no longer recognize income or loss from amortizing these assets and liabilities nor recognize changes in their fair value. The guaranty fee income that we continue to report relates to guarantees to unconsolidated trusts and other credit enhancements that we have provided.

Interest Income: The interest income earned on mortgage loans held by the newly consolidated trusts is recorded in our condensed consolidated statement of operations as loan interest income. This interest income was not recorded on our condensed consolidated statement of operations prior to the transition date as the trusts were considered off-balance sheet.

Prior to our adoption of the new accounting standards, we reported interest income on mortgage loans held by us and by trusts we consolidated (because we owned all or a significant portion of the MBS issued by the MBS trust), collectively as “Interest income on mortgage loans.” Effective at the transition date, we report “Interest income on mortgage loans of Fannie Mae” and “Interest income on mortgage loans held by consolidated trusts.” Prior period amounts have been reclassified to conform to our current period presentation.
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ

Although virtually all revenue that would previously have been recorded as guaranty fee income is now recorded a component of net interest income, net interest income decreased in the first quarter of 2010 compared with the first quarter of 2009. This decrease primarily reflects the fact that we do not recognize interest income on nonperforming loans delinquent more than 60 days on our balance sheet. Because the amount of these loans on our balance sheet increased with consolidation, we saw a significant increase in interest income that was not recognized in our statement of operations. Prior to January 1, 2010, the delinquent interest payments on the loans underlying our unconsolidated MBS trusts were considered in the determination of our combined reserve for credit losses. After consolidation, our combined reserve for credit losses will no longer need to contemplate these delinquent interest payments. The unrecognized income on nonperforming loans was $2.7 billion, or 33 basis points of yield, in the first quarter of 2010 compared with $233 million, or 10 basis points of yield, in the first quarter of 2009.
Interest Expense: The interest expense generated on debt of consolidated trusts is now recorded in our condensed consolidated statements of operations as interest expense on short-term and long-term debt. Effective at the transition date, we report “Interest expense on debt of Fannie Mae” and “Interest expense on debt of consolidated trusts.”
Provision for Credit Losses: We record a provision for credit losses each period so that our allowance for loan losses reflects the probable credit losses incurred, but not yet recognized, on loans recorded in our condensed consolidated balance sheets. Our provision for loan losses has been affected by the change in accounting standards in the following two ways:
Reclassification of the Reserve for Guaranty Losses: We maintain an allowance for loan losses related to HFI loans reported in our condensed consolidated balance sheets and a reserve for guaranty losses related to loans held by unconsolidated trusts. Since the majority of our MBS trusts were consolidated at the transition date, we increased our “Allowance for loan losses” and decreased our “Reserve for guaranty losses.” We use a different methodology in estimating incurred losses under our allowance for loan losses than we do under our reserve for guaranty losses. We expect that this will result in lower credit-related expenses.
Fair Value Losses: We no longer recognize the acquisition of loans from MBS trusts that we have consolidated as a purchase. At the time we acquire delinquent loans from our consolidated MBS trusts, we are not required to record a fair value loss reflecting the difference between the fair value of an acquired loan and its acquisition cost, as these loans are already reflected in our condensed consolidated balance sheet. As a result, while we purchased significantly more delinquent loans in the first quarter of 2010 compared to the first quarter of 2009, we had a significant decline in fair value losses on credit impaired loans acquired from MBS trusts.
Impact of New Accounting Standards on Fannie Mae’s 2010 First Quarter Form 10-Q: Overview and FAQ